Exhibit 99.4

NOTICE OF EXERCISE

1st Independence Financial Group, Inc.

104 South Chiles Street

Harrodsburg, KY 40330-1620

Date of Exercise:

Dear Sir or Madam:

This constitutes notice under my Stock Award Agreement that I elect to purchase the number of shares for the price set forth below.

Type of option (check one):	Incentive ☐ NonQualified ☐
Award date:	______________________________

Number of shares as to which option is exercised:	(Not to Exceed Vested Award)

Certificates to be issued in name of:	______________________________

Total exercise price:	$

Cash payment delivered herewith:	$ ($ x # shs. acquired)

Shares delivered herewith:	(cashless exercise)

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the 1st Independence Financial Group, Inc. 1996 Stock Option Plan, formerly known as the Harrodsburg First Financial Bancorp, Inc. 1996 Stock Option Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within fifteen (15) days after the date of any disposition of any of the shares of Common Stock issued upon exercise of this option that occurs within two (2) years after the date of grant of this option or within one (1) year after such shares of Common Stock are issued upon exercise of this option.

Very truly yours,